216 16th Street Suite 1350 Denver, CO 80202 PH (303) 893-9000

December 18, 2015

Via EDGAR Transmission and FedEx

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Filed August 19, 2015

File No. 1-35330

Dear Mr. Schwall:

Set forth below are the responses Lilis Energy, Inc., a Nevada corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) dated November 17, 2015 with respect to Form 10-K for the fiscal year ended December 31, 2014 filed April 15, 2015 (the “Form 10-K”), and with respect to Form 10-Q for the quarterly period ended June 30, 2015 filed August 19, 2015 (the “Form 10-Q”).

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K and Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 8

Reserves, page 10

1. We note that you conducted only minimal development activity during 2013, and that you conducted no development activity during 2014. In particular, we note that, during 2014, you “made minimal capital expenditures” on your oil and gas properties “due to capital constraints” and that you “did not incur any cost” on your proved undeveloped acreage in 2014, despite the “improving financial health” described in your 2013 10-K. In view of your repeated failure to develop your proved undeveloped reserves, and the uncertainty surrounding your ability to obtain additional capital, as described in your Form 10-K, it does not appear that you have met the reasonable certainty threshold with respect to your proved undeveloped reserves. In this regard, note that Rule 4-10(a)(26) of Regulation S-X requires “there must exist, or there must be a reasonable expectation that there will exist …all…financing required to implement the project.” Given your circumstances, the basis for such a reasonable expectation is not clear. Accordingly, revise your presentation to remove these PUD volumes, or provide additional information that supports the reasonable expectation of sufficient financing as of December 31, 2014.

United States Securities and Exchange Commission

December 18, 2015

The Company respectfully submits that the Company had a reasonable expectation of sufficient financing to implement our planned development projects. On January 8, 2015, the Company entered into a credit agreement, as amended, (the “Credit Agreement”) with Heartland Bank (“Heartland”), as administrative agent, and the financial institutions from time to time signatory thereto (each individually a “Lender,” and any and all such financial institutions collectively the “Lenders”). A copy of the Credit Agreement was attached as an exhibit to the Current Report on Form 8-K, dated January 8, 2015, and filed with the Commission on January 13, 2015. The Credit Agreement provided for a three-year senior secured term loan in an initial aggregate principal amount of $3 million, which principal amount may be increased to a maximum principal amount of $50 million at the request of the Company pursuant to an accordion advance provision in the Credit Agreement subject to certain conditions, including the discretion of the Lender (the “Term Loan”). The use of proceeds borrowed under the Credit Agreement were specifically intended to be used by the Company to (i) purchase oil and gas assets, (ii) fund certain Lender-approved development projects, (iii) fund a debt service reserve account, (iv) pay all costs and expenses arising in connection with the negotiation and execution of the Credit Agreement, and (v) fund the Company’s general working capital needs.

Prior to and at the time of execution the Credit Agreement, Heartland indicated and demonstrated its willingness to fund the Company’s drilling activities and acquisition activities. The initial $3 million drawdown from the Credit Agreement was made simultaneously with the execution of the Credit Agreement. Although the initial drawdown was used for working capital purposes relating to the Company’s significant restructuring in 2014 and expansion of the management team, Heartland understood and acknowledged that the remaining portions of the Credit Agreement would be used for drilling and acquisition activities, which meant that the Company believed with reasonable certainty that $47 million was available to finance its development activities. Accordingly, as of the filing of our annual report on Form 10-K for the period ended December 31, 2014, the Company firmly believed that pursuant to the Credit Agreement, “there existed, or there was a reasonable expectation that there will exist …all…financing required to implement the project” under Rule 4-10(a)(26) of Regulation S-X.

During the course of the first two quarters of 2015, all discussions between the Company and Heartland demonstrated to the Company the availability of the Credit Agreement and Heartland’s willingness to fund as financing for its development activities. For example, in April 2015, the Company entered into an asset purchase agreement (the “Swan APA”) with Swan Exploration, LLC (“Swan”) to acquire non-operated leasehold working interests, including interests in 3 producing wells and a 640 gross (499 net) acre block of undeveloped leasehold in the Wattenberg Filed in Colorado. Subsequent amendments to the Swan APA increased the assets subject to the acquisition. The Company’s entry into the Swan APA was predicated on the availability of the Credit Agreement as its financing source and, as a result of discussions with Heartland at the time, the Company was reasonably certain of the availability of such funding. Although the closing of the Swan APA was delayed as a result of market volatility, the Company fully expected to close the Swan APA in the third quarter of 2015 on repeated discussions with Heartland of the ability to utilize the Credit Agreement for financing.

Similarly, in July 2015, the Company entered into a settlement agreement (the “Settlement Agreement”) with Great Western Operating Company, LLC (“Great Western”) as a result of which it expected to begin drilling operations on wells previously subject to a disagreement between the parties. The Company’s ability to enter into such Settlement Agreement was predicated on, among other things, direct contact between Great Western and Heartland through the third quarter of this year concerning Heartland’s willingness to fund the development of such wells and the Company’s obligations under the Settlement Agreement.

United States Securities and Exchange Commission

December 18, 2015

Based on the continued contact and discussions with Heartland, the Company agreed to participate in the Settlement Agreement and the Swan APA on the belief that the $47 million available line under the Credit Agreement was available as a financing source. In fact, this belief that the Credit Agreement was still a reasonably assured method of financing development plans was furthered by Heartland’s willingness to defer compliance with covenants in the Credit Agreement for an entire year, which deferral is discussed in detail in our response to Comment No. 2 below. During the third quarter of 2015, the Company became aware of internal issues at Heartland that could potentially impact its access to the $47 million it believed was available under the Credit Agreement. In discussions with Heartland concerning the ability to use the Credit Agreement for development opportunities, including the Settlement Agreement and Swan, it became more apparent to the Company that Heartland would not honor its initial assurances to the Company that it would be willing to finance its development activities. As a result, in the Form 10-Q for the Fiscal Quarter Ended September 30, 2015, filed in November 2015, the Company impaired its oil and gas assets.

In summary, the Company had a reasonable expectation that it had access to the financing necessary to implement its development plan as of December 31, 201 and into the third quarter of 2015. When it became apparent to the Company that it no longer could have a reasonable expectation to utilize the Credit Agreement to fund its drilling and acquisition activities, the Company impaired its oil and gas assets.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Financial Conditions and Liquidity, page 22

2. We note your response to prior comment 2 and reiterate our comment that you revise your disclosure to quantify the extent of your compliance, or the extent of noncompliance, with the total debt to EBIDTAX ratio as of June 30, 2015 or, for that matter, any later dates. Also, define the term EBITDAX in your filing.

We respectfully advise the Staff that the Company believes disclosure of the extent of compliance or noncompliance with the debt to EBIDTAX ratio under the Credit Agreement as of June 30, 2015 would be unhelpful, and potentially confusing, to stockholders of the Company. Based on this belief, the Company did not include disclosure on this matter in the Form 10-Q for the Fiscal Quarter ended June 30, 2015.

As disclosed in the Company’s quarterly reports, Heartland agreed to defer a calculation of whether the Company was in compliance with the EBIDTAX covenant from June 30, 2015 to June 30, 2016. The Company believes that disclosure of a measurement as of June 30, 2015 on a covenant that was agreed to be measured as of June 30, 2016 would be misleading and not of use to stockholders because it would not reflect the Company’s performance as of a date on which it would need to demonstrate compliance with such covenant. We acknowledge, however, that the definition of EBIDTAX is an important matter for stockholders and we have included such definition on a going forward basis beginning with the Form 10-Q for the Fiscal Quarter Ended September 30, 2015.

United States Securities and Exchange Commission

December 18, 2015

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

●	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (303) 893-9000.

Sincerely,

Name: Kevin K. Nanke
Title: Chief Financial Officer

Enclosure:

cc:	Abraham Mirman, Chief Executive Officer

Ariella Fuchs, General Counsel and Secretary